Exhibit 99.2

For analyst and media enquiries, please
28 February 2014	call Sean O’Sullivan on +61 2 8845 3352

3rd quarter net operating profit US$43.7m

Nine month net operating profit US$152.0m

(excluding asbestos, asset impairments, ASIC expenses, New

Zealand product liability and tax adjustments)

James Hardie announces a 125 Year Anniversary Special Dividend of US28.0 cents per security

James Hardie today announced a US$43.7 million net operating profit, excluding asbestos, asset impairments, Australian Securities and Investments Commission (“ASIC”) expenses, New Zealand product liability and tax adjustments, for the quarter ended 31 December 2013, which is a 64% increase compared to the prior corresponding quarter’s US$26.7 million. For the nine months, net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased 39% to US$152.0 million from US$109.4 million in the prior corresponding period.

Net operating profit increased to US$92.2 million from US$31.5 million in the prior corresponding quarter, as discussed below. Net operating profit increased to US$286.3 million from US$115.0 million in the prior nine months, as discussed below.

CEO Commentary

“The third quarter results for our USA and Europe Fibre Cement segment continue to reflect increased volumes and higher average net sales price which led to a 17% increase in net sales compared to the prior corresponding quarter,” said James Hardie CEO, Louis Gries.

He continued, “We continue to see improving conditions in the US housing market which led to the volume increases for the quarter and nine months. In addition to the improving market conditions, our strong position in the market, increased market penetration and higher average net sales prices resulted in USA and Europe EBIT for the quarter, excluding asset impairments, increasing 75% compared to last year. We continue to see our USA and Europe Fibre Cement segment EBIT margin within our target range at 20.2% and 21.4% for the quarter and nine months, respectively.”

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 10. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability”). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

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“Our Asia Pacific segment saw an 11% increase in EBIT excluding New Zealand product liability compared to the prior corresponding quarter despite the depreciation of the local currencies versus the US dollar,” said Mr. Gries.

“We recently recognised the company’s 125 year anniversary at all of our locations. Looking forward, the company continues to build for the future as evidenced by the recommencement of production at our Fontana, California plant in the fourth quarter of fiscal 2014 and our commitment to investing in production capacity expansions at the Plant City, Florida and Cleburne, Texas facilities. Additionally, illustrating our commitment to making returns to shareholders, the company today announced a special dividend of US28.0 cents per share (approximately US$125 million) in recognition of the company’s 125 year anniversary,” concluded Mr. Gries.

USA and Europe Fibre Cement Net Sales

During both the quarter and nine months, net sales increased due to both higher sales volume and a higher average net sales price. The increase in sales volume was primarily due to increased activity in the new construction market segment, and a modest growth in the repair and remodel market segment, as a result of improved housing market conditions and further market penetration, relative to the prior corresponding periods. The increase in the average net sales price reflects the execution of the company’s pricing strategies.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 142,800 in the December 2013 quarter, 11% above the December 2012 quarter. Industry data indicates gains in both single-family and multi-family production. This increase in activity in the US housing market follows consistent gains in builder confidence. According to the US Census Bureau, single family housing starts were 481,800 for the nine months ending 31 December 2013, 12% above the prior corresponding period.

Asia Pacific Fibre Cement Net Sales

In Australian dollars, Asia Pacific net sales increased in both the quarter and in the nine months compared to the prior corresponding periods due to an increase in sales volume, primarily driven by market growth and a higher average net sales price. Net sales in Australia increased primarily due to a higher average net sales price, however this increase was constrained by a reduction in repair and remodel market activity during both the quarter and the nine months, relative to the prior corresponding periods. In New Zealand, the increase in net sales reflects the continued increase in activity in the New Zealand housing market and a higher average net sales price compared to the prior corresponding periods.

According to Australian Bureau of Statistics data, approvals for detached houses were 26,262 for the quarter, an increase of 15%, when compared to the prior corresponding quarter. For the nine months ended 31 December 2013, approvals for detached houses were 78,326, an increase of 14%, compared to the prior corresponding period. Furthermore, in addition to the detached housing market, a key driver of sales volume for the Australian business is the repair and remodel market, which for the nine month period ended 30 September 2013 was down 4.8% from the prior corresponding period.

According to Statistics New Zealand data, the total number of dwelling consents for the quarter ended 31 December 2013 were 6,193, 32% above the prior corresponding quarter. For the nine months ended 31 December 2013, the total number of dwelling consents were

Media Release: James Hardie – 3rd Quarter and Nine Months FY14	2

16,971, 30% above the prior corresponding period. Further, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,095 for the quarter, an increase of 20%, when compared to the prior corresponding quarter. For the nine months ended 31 December 2013, consents for dwellings excluding apartments, were 14,779, an increase of 26%, compared to the prior corresponding period.

Operating Performance

EBIT for the quarter increased from US$32.5 million in the prior corresponding quarter to US$94.8 million. EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability increased 59% to US$55.2 million during the quarter compared to US$34.7 million in the prior corresponding quarter.

EBIT for the nine months increased from US$137.8 million in the prior corresponding period to US$319.5 million. EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability increased 36% to US$195.4 million compared with US$144.0 million in the prior corresponding period.

US$ Millions	Q3 FY 2014	Q3 FY 2013	% Change	9 Months FY 2014	9 Months FY 2013	% Change
Net sales	$353.2	$320.4	10	$1,117.4	$994.5	12
Gross profit	121.5	96.2	26	380.9	317.5	20
EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	55.2	34.7	59	195.4	144.0	36
AICF SG&A expenses	(0.4)	(0.5)	20	(1.4)	(1.2)	(17)
Asbestos adjustments	35.8	11.7		126.2	14.5
ASIC expenses	—	(0.1)		—	(0.5)
New Zealand product liability benefit (expenses)	4.2	(7.5)		(0.7)	(13.2)
Asset impairments	—	(5.8)		—	(5.8)
EBIT	94.8	32.5		319.5	137.8
Net interest (expense) income	(0.4)	2.1		(0.7)	2.3
Other income	1.2	0.5		1.4	1.2	17
Income tax expense	(3.4)	(3.6)	6	(33.9)	(26.3)	(29)
Net operating profit	92.2	31.5		286.3	115.0
Diluted earnings per share (US cents)	21	7		64	26

Media Release: James Hardie – 3rd Quarter and Nine Months FY14	3

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT excluding asset impairments for the quarter increased 75% from US$30.4 million in the prior corresponding quarter to US$53.1 million. EBIT margin excluding asset impairments for the quarter was 6.7 percentage points higher at 20.2%.

For the nine months, USA and Europe Fibre Cement EBIT excluding asset impairments increased 44% from US$124.7 million in the prior corresponding period to US$179.8 million. For the nine months, EBIT margin excluding asset impairments was 3.9 percentage points higher at 21.4%

For both the quarter and the nine months ended 31 December 2013, EBIT was favourably impacted primarily by higher volume, a higher average net sales price and lower production costs, partially offset by an increase in SG&A.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT excluding New Zealand product liability for the quarter increased 11% from US$19.2 million in the prior corresponding quarter to US$21.3 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability for the quarter increased 21%. EBIT margin excluding New Zealand product liability was 3.5 percentage points higher for the quarter at 23.5%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability for the quarter increased from US$11.7 million in the prior corresponding quarter to US$25.5 million. EBIT margin including New Zealand product liability was 15.9 percentage points higher at 28.1%.

For the nine months ended 31 December, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 11% from US$58.2 million to US$64.5 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 21% compared to the prior corresponding period. EBIT margin excluding New Zealand product liability was 2.4 percentage points higher for the nine months at 23.2%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability increased from US$45.0 million in the prior corresponding nine months to US$63.8 million. EBIT margin was 6.8 percentage points higher at 22.9%.

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Net Operating Profit

Net operating profit for the quarter was US$92.2 million, compared to US$31.5 million for the prior corresponding quarter. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased 64% from US$26.7 million in the prior corresponding quarter to US$43.7 million in the current quarter, as shown in the table below.

For the nine months, net operating profit was US$286.3 million, compared to US$115.0 million for the prior corresponding period. Net operating profit excluding asbestos, assets impairments, ASIC expenses, New Zealand product liability and tax adjustments increased 39% to US$152.0 million from US$109.4 million in the prior corresponding period, as shown in the table below.

US$ Millions	Q3 FY 2014	Q3 FY 2013	% Change	9 Months FY 2014	9 Months FY 2013	% Change

Net operating profit	$92.2	$31.5		$286.3	$115.0

Excluding:
Asbestos:
Asbestos adjustments	(35.8)	(11.7)		(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	(20)	1.4	1.2	17
AICF interest income	(0.6)	(3.4)	82	(2.4)	(5.6)	57
Asset impairments	—	5.8		—	5.8
ASIC expenses	—	0.1		—	0.5
New Zealand product liability (benefit) expenses	(4.2)	7.5		0.7	13.2	(95)
Asbestos and other tax adjustments	(8.3)	(3.6)		(7.8)	(6.2)	(26)

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability and tax adjustments	$43.7	$26.7	64	$152.0	$109.4	39

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	6	67	34	25	36

Capacity Expansion

The company is proceeding with its previously announced plans to increase the production capacity of the USA and Europe Fibre Cement segment. These plans now include:

•	a fourth sheet machine and ancillary facilities at the company’s Plant City, Florida location with an estimated investment of US$65.0 million with nominal capacity of 300 mmsf[1]; and

•	a third sheet machine and ancillary facilities at the company’s Cleburne, Texas location with an estimated investment of US$37.0 million with nominal capacity of 200 mmsf[1]

The company continues to refurbish its Fontana, California plant at a cost of US$37.9 million to date. The company intends recommencement of production in the fourth quarter of fiscal 2014 with a nominal capacity of 250 mmsf1.

[1]	Nominal capacities are based on production of 5/16” HardieZone 10 product, without regard to actual or anticipated product mix.

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The company expects both the Plant City and Cleburne projects to be commissioned by the first half of fiscal 2015.

As previously announced during the first quarter of fiscal year 2014, the company completed the purchase of the previously-leased land and buildings at the Carole Park, Brisbane plant prior to capital expenditure and commercial investments to increase the plant’s production capacity at a total estimated cost of approximately A$89.0 million.

Cash Flow

Net operating cash flow increased for the nine months from US$83.3 million in the period to US$254.7 million primarily due to the following:

•	prior year non-recurring tax payment of US$81.3 million which arose from the favourable conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO;

•	a decrease in the company’s contribution to AICF from US$45.4 million in the prior corresponding nine months ended 31 December 2012 to nil in the nine months ended 31 December 2013; and

•	higher earnings net of asbestos adjustments.

For the nine months ended 31 December 2013, net capital expenditure for the purchase of property, plant and equipment increased to US$67.9 million from US$41.3 million in the prior corresponding period. The increase in net capital expenditure is primarily a result of the purchase of the previously leased land and buildings located at the company’s Carole Park, Brisbane plant and refurbishment of idled manufacturing assets at the Fontana, California plant. In addition, in December 2013, the Company acquired the assets of a US business engaged in the research, development and manufacturing of fibreglass windows.

Dividends paid during the nine months ended 31 December decreased to US$163.6 million, reflecting a payment of US37.0 cents per security, compared to US$166.4 million in the prior corresponding period, reflecting a payment of US38.0 cents per security.

Outlook

The US operating environment continues to reflect an increasing number of housing starts and improving house values. According to the US Census Bureau, the single family building permits were 482,600 for the nine months ended 31 December 2013, an increase of 18% from the prior corresponding period, and multi-family building permits were 279,000, an increase of 12%, relative to the prior corresponding period.

Given the further improvement in underlying market demand and the financial performance of the US and Europe Fibre Cement segment year-to-date, EBIT-to-revenue margin in the segment is expected to be above 20% for fiscal year 2014, absent the occurrence of major external factors that could adversely impact the US operating environment in the fourth quarter of the fiscal year.

In Australia, approvals for detached houses and the repair and remodel market are key indicators of underlying demand for our business. For the nine months ended 31 December 2013, approvals for detached houses were 78,326, an increase of 14% compared to the prior corresponding period, whilst the overall repair and remodel market was down 4.8% for

Media Release: James Hardie – 3rd Quarter and Nine Months FY14	6

the nine month period ended 30 September 2013 (the most recently available statistical data from the Australian Bureau of Statistics) when compared to the prior corresponding period. Accordingly, net sales from the Australian business is expected to track in line with any growth in the detached housing market and impacted by any positive or negative movement of the repair and remodel market.

The New Zealand business continues to deliver improved results supported by a stronger local housing market, particularly in the Auckland and Christchurch areas, when compared with recent years.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$189 million and US$202 million. Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments to be between US$190 million and US$200 million assuming, among other things, housing industry conditions in the United States continue to improve and that an average exchange rate of approximately US$0.89/A$1.00 applies for the balance of the year ending 31 March 2014.

The comparable net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments for fiscal year 2013 was US$140.8 million.

Management cautions that although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile.

The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Shareholder Returns

125 Year Anniversary Special Dividend

The company announced today a special dividend of US 28.0 cents per security (“125 year anniversary special dividend”). The 125 year anniversary special dividend was announced in US currency and will be paid on 30 May 2014, with a record date of 21 March 2014.

FY2014 First Half Dividend

On 14 November 2013, the Company announced an ordinary dividend of US8.0 cents per security (“FY2014 first half dividend”) compared with US5.0 cents per security in the prior corresponding period. The FY2014 first half dividend was announced in US currency and will be paid on 28 March 2014, with a record date of 19 December 2013. At 31 December 2013, the Company has accrued US$35.5 million in Dividends Payable.

Irish Dividend Withholding Tax

The company will deduct Irish Dividend Withholding Tax (“DWT”) (currently 20% of the gross dividend amount) from the FY2014 first half dividend, the 125 year anniversary special dividend, and any future dividend, unless the beneficial owner has completed and returned a non-resident declaration form (“DWT Form”) prior to payment.

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In general, beneficial owners, superannuation funds and pension funds who are resident for tax purposes in Australia, New Zealand, the United States and the United Kingdom and who return a validly completed DWT Form will be exempt from Irish DWT. The DWT Form is required to be completed and signed by the beneficial owner, who may be different from the registered shareholder.

Shareholders who have not completed a DWT Form may be able to claim a refund of Irish DWT (by way of a euro-denominated payment) directly from Irish Revenue.

Share Buyback

In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital. During the three months ended 31 December 2013, the company repurchased and cancelled 305,153 shares of its common stock, with an aggregate cost of A$3.5 million (US$3.3 million), at an average market price of A$11.60 (US$10.52). For the nine months ended 31 December 2013, the company repurchased and cancelled a total of 526,153 shares of its common stock, with an aggregate cost of A$5.5 million (US$5.1 million), at an average market price of A$10.51 (US$9.60).

Subsequent to 31 December 2013, the Company acquired an additional 613,061 shares of its common stock, with an aggregate cost of A$8.1 million (US$7.2 million), at an average market price of A$13.17 (US$11.73).

The company expects to be in a position to make further distributions to shareholders as follows:

1)	subject to share price levels, the company intends to continue to repurchase shares under the existing share buyback program, which expires in May 2014; and

2)	to the extent the company does not complete the full amount of the current share buyback during FY2014 the company will consider further distributions by way of dividends to shareholders over and above those contemplated under the company’s ordinary dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for fiscal year 2014.

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Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 December 2013 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), New Zealand product liability, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements.

Readers are referred to Notes 7, 9 and 10 of the company’s 31 December 2013 Condensed Consolidated Financial Statements for more information regarding the company’s asbestos liability, New Zealand product liability and income tax related issues, respectively.

END

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8845 3352
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation of 28 February 2014, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

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Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Legacy New Zealand product liability benefit (expenses) (“New Zealand product liability”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*-	Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

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Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

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Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

EBIT	$94.8	$32.5	$319.5	$137.8

Asbestos:
Asbestos adjustments	(35.8)	(11.7)	(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	1.4	1.2
Asset impairments	—	5.8	—	5.8
ASIC expenses	—	0.1	—	0.5
New Zealand product liability (benefit) expenses	(4.2)	7.5	0.7	13.2

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	55.2	34.7	195.4	144.0
Net sales	$353.2	$320.4	$1,117.4	$994.5
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	15.6%	10.8%	17.5%	14.5%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Net operating profit	$92.2	$31.5	$286.3	$115.0
Asbestos:
Asbestos adjustments	(35.8)	(11.7)	(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	1.4	1.2
AICF interest income	(0.6)	(3.4)	(2.4)	(5.6)
Asset impairments	—	5.8	—	5.8
ASIC expenses	—	0.1	—	0.5
New Zealand product liability (benefit) expenses	(4.2)	7.5	0.7	13.2
Asbestos and other tax adjustments	(8.3)	(3.6)	(7.8)	(6.2)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$43.7	$26.7	$152.0	$109.4

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Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$43.7	$26.7	$152.0	$109.4

Weighted average common shares outstanding - Diluted (millions)	445.2	440.3	444.2	439.0

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	6	34	25

Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Operating profit before income taxes	$95.6	$35.1	$320.2	$141.3

Asbestos:
Asbestos adjustments	(35.8)	(11.7)	(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	1.4	1.2
AICF interest income	(0.6)	(3.4)	(2.4)	(5.6)
Asset impairments	—	5.8	—	5.8

New Zealand product liability (benefit) expenses	(4.2)	7.5	0.7	13.2

Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability	$55.4	$33.8	$193.7	$141.4

Income tax expense	(3.4)	(3.6)	(33.9)	(26.3)
Asbestos-related and other tax adjustments	(8.3)	(3.6)	(7.8)	(6.2)

Income tax expense excluding tax adjustments	(11.7)	(7.2)	(41.7)	(32.5)

Effective tax rate	3.6%	10.3%	10.6%	18.6%

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability, and tax adjustments	21.1%	21.3%	21.5%	23.0%

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EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

EBIT	$94.8	$32.5	$319.5	$137.8
Depreciation and amortisation	15.6	17.3	46.2	48.0

Adjusted EBITDA	$110.4	$49.8	$365.7	$185.8

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013
General corporate costs	$12.8	$8.2	$30.9	$20.3

Excluding:
ASIC expenses	—	(0.1)	—	(0.5)
Intercompany foreign exchange gain	—	—	—	5.5
Recovery of RCI legal costs	—	—	—	2.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$12.8	$8.1	$30.9	$28.0

Media Release: James Hardie – 3rd Quarter and Nine Months FY14	14

Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Selling, general and administrative expenses	$53.8	$59.7	$162.5	$160.6
Excluding:
New Zealand product liability benefit (expenses)	4.2	(7.5)	(0.7)	(13.2)

Selling, general and administrative expenses excluding New Zealand product liability	$58.0	$52.2	$161.8	$147.4

Net Sales	$353.2	$320.4	$1,117.4	$994.5
Selling, general and administrative expenses as a percentage of net sales	15.2%	18.6%	14.5%	16.1%
Selling, general and administrative expenses excluding New Zealand product liability as a percentage of net sales	16.4%	16.3%	14.5%	14.8%

Media Release: James Hardie – 3rd Quarter and Nine Months FY14	15

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans with respect to the introduction of new products, product lines and businesses;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension, closure, opening or expansion of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•	statements regarding the possible consequences, value, impact or effect of the Settlement Deed resolving the legal proceedings brought by the New Zealand Ministry of Education against two of the company’s New Zealand subsidiaries;

•	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any

Media Release: James Hardie – 3rd Quarter and Nine Months FY14	16

shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie – 3rd Quarter and Nine Months FY14	17